Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-141077, 333-149127 and 333-149130 on Form S-8 of our report relating to the consolidated financial statements and consolidated financial statement schedule of PAETEC Holding Corp. and subsidiaries (the “Company”) dated March 31, 2008, (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the merger with US LEC Corp. on February 28, 2007 and a change in the Company’s method of accounting for stock-based compensation on January 1, 2006, to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2007.

/s/ DELOITTE & TOUCHE LLP

Rochester, New York

March 31, 2008